Exhibit 12.1

MICHAEL FOODS, INC.

(A Wholly Owned Subsidiary of M-Foods Holdings, Inc.)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the years ended January 3, 2009, December 29, 2007, December 30, 2006, December 31, 2005 and January 1, 2005

(In thousands, Except Ratios)

	2008	2007	2006	2005	2004
Earnings:
Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$68,007	$42,956	$38,162	$53,580	$54,955
Add:
Fixed charges	44,500	55,820	60,206	50,128	45,522
Amortization of capitalized interest	—	—	—	—	572
Subtract:
Interest capitalized	—	(93)	(803)	(461)	(168)

Adjusted Earnings (Loss)	$112,507	$98,683	$97,565	$103,247	$100,881

Fixed Charges:
Interest expensed	$38,829	$49,624	$54,036	$46,859	$42,143
Interest portion of rentals	1,847	1,761	1,427	1,276	1,333
Amortization of capitalized debt expense	3,824	4,435	4,743	1,993	2,046

	$44,500	$55,820	$60,206	$50,128	$45,522

Ratio of earnings to fixed charges	2.53	1.77	1.62	2.06	2.22